UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of February 2006

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                  No      X

Lisbon, February 7th 2006

Reuters: EDPP.IN /EDP.N Bloomberg: EDP PL /EDP US	BRISA SOLD ITS 2.0020% OWNERSHIP IN EDP’S SHARE CAPITAL
INVESTOR RELATIONS DEPARTMENT Pedro Pires, Head of IR Gonçalo Santos Elisabete Ferreira Cristina Requicha Rui Antunes Catarina Mello Phone +351 210012834 Fax: +351 210012899 Email: ir@edp.pt

In accordance with articles 16 and 17 of the Portuguese Securities Market Code, EDP – Energias de Portugal, S.A. (“EDP”) issues the following legal notice:

BRISA Participações, SGPS, S.A. (“BRISA”) notified EDP that, on February 2nd, 2005, it sold to BALTIC – SGPS, S.A., a company 100% indirectly held by José de Mello – SGPS, S.A., 73,202,802 of EDP shares, which represents 2.0020% of EDP’s share capital.

BRISA also informed that, after this transaction, the company no longer holds any participation in EDP’s share capital.

EDP – Energias de Portugal, S.A.

EDP – Energias de Portugal, S.A. Listed Company Head Office: Praça Marquês de Pombal,12 1250-162 Lisboa Portugal Share Capital € 3 656 537 715 Registered with the Commercial Registry Office of Lisbon under no. 1805 Company Tax Number 500 697 256

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 7, 2006

EDP- Energias de Portugal, S.A.

By:	/s/ João Ramalho Talone
Name:	João Ramalho Talone
Title:	Chief Executive Officer